PUBLIC DEED

regarding the

Resolution adopted by the Extraordinary General Meeting of Shareholders

- Change of Company Name -
- General Amendment to the Articles of Association -
- Election of new Board of Directors -

of

<u>Swissphone Carrier AG</u>

based in Richterswil

On October 29, 2018, an Extraordinary General Meeting of the above-mentioned company took place at the notary's office of Wiedikon-Zurich. The undersigned notary draws up this public deed in accordance with the provisions of the Swiss Code of Obligations (OR, Obligationenrecht) on the resolutions adopted by the Extraordinary General Meeting.

I.

Ralf Koehler, born on October 31, 1964, in Frankfurt am Main, Germany, residing at Neuhausweg 5, 8810 Horgen, Switzerland, opens the meeting, assumes the chairmanship as acting President for the day and at the same time acts as secretary and vote-counter.

The chairman determines:

- that the members of the Board of Directors who were not present waived their right to attend the General Meeting and to propose motions;
- that there are neither corporate body representatives nor other dependent proxies according to Article 689c of the Swiss Code of Obligations proposed, nor do proxies of deposited shares exercise participation rights according to Article 689d of the Swiss Code of Obligations;
- that the company's total share capital of CHF 100,000 is represented;
- that today's General Meeting is constituted as a universal meeting according to Article 701 of the Swiss Code of Obligations and has a quorum.

There is no objection to these statements.

II.

The General Meeting unanimously resolves to change the corporation's company's name from "Swissphone Carrier AG" to "SwissLink Carrier AG" and to amend Article 1 of the Articles of Association as follows:

"Article 1 – Company name and location

For the company name

Swisslink Carrier AG

(Swisslink Carrier SA)

(SwissLink Carrier Ltd)

a stock corporation pursuant to Article 620 et seq. of the Swiss Code of Obligations has been established in Samstagern, Richterswil, for an indefinite period of time."

In other respects, the General Meeting unanimously decides to subject the company's Articles of Association to a general revision. The draft of the Articles of Association has been submitted.

The General Meeting renounces consultation article by article and unanimously decides to establish this draft unchanged as the new, only valid Articles of Association of the company and to repeal the previous Articles of Association.

The approved new Articles of Association are part of this document.

III.

The Board of Directors must register the resolution of the General Meeting about the amendment of the Articles of Association with the Commercial Register, Article 647 of the Swiss Code of Obligations.

IV.

The General Meeting takes note of the resignation of the following members of the Board of Directors:

- Helmut Köchler, Kilchberg ZH, in Wollerau;
- Robert Schumacher, Zurich, in Männedorf;
- Sami Sebastian Kalliola, Finnish citizen, in Oberägeri.

The General Meeting unanimously grants the retiring members of the Board of Directors discharge from their duties as members of the Board of Directors in accordance with Article 758 of the Swiss Code of Obligations.

The General Meeting then takes note of the resignation of Michael Köchler, Managing Director, Kilchberg ZH, in Wollerau.

V.

The General Meeting shall unanimously elect the following person as a new member of the Board of Directors of the Company and endows her with her sole signature:

- Dr. Dinah Sarah Koehler, Horgen, in Horgen.

The declaration of acceptance has been received.

As no further motions have been submitted, the Chairman closes the extraordinary General Meeting.

Zurich, October 29, 2018

The Chairman and Secretary:

Ralf Koehler

NOTARY'S OFFICE WIEDIKON-ZURICH

Martin Schlatter, Notar